Exhibit 21.1

Subsidiaries	Place of Incorporation
Alpharma (Bermuda) G.P.	Bermuda
Alpha-Lux Investments S.àr.l.	Luxembourg
Alpharma Inc.	Delaware
Alpharma (Luxembourg) S.àr.l.	Luxembourg
Alpharma Pharmaceuticals LLC	Delaware
King Pharmaceuticals Research and Development, Inc.	Delaware
Meridian Medical Technologies, Inc.	Delaware
Monarch Pharmaceuticals, Inc.	Tennessee
Monarch Pharmaceuticals Ireland Limited	Ireland